April 29, 2013

VIA E-MAIL

Dominic Minore, Esq.

Kevin Rupert, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 File No. 333-186323

Gentlemen:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below is the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on March 27, 2013 regarding the Company’s registration statement on Form N-2 as filed on January 30, 2013 (the “Registration Statement”) and the Company’s response letter (the “Initial Response Letter”) to the Staff’s initial comments of March 1, 2013 on the Registration Statement.  The Staff’s oral comments are set forth below and are followed by the Company’s responses.  Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement filed concurrently herewith.

1.               Comment:  We reissue Comment 1 in the Initial Response Letter.

Response:

The Company has revised the disclosure as requested.

2.               Comment:  We note the disclosure provided in response to Comment 3 in the Initial Response Letter. Please add similar disclosure on the cover page of the prospectus included in the Registration Statement.

Response:

The Company has revised the disclosure on the cover page as requested.

3.               Comment:  We note the disclosure provided in response to Comment 4 in the Initial Response Letter. Please add similar disclosure on the cover page of the prospectus included in the Registration Statement.

Response:

The Company has revised the disclosure on the cover page as requested.

4.               Comment:  We reissue Comment 7 in the Initial Response Letter.

Response:

The Company has revised the disclosure on the cover page as requested.

5.               Comment:  We note the disclosure provided in response to Comment 15 in the Initial Response Letter.  Revise the disclosure on page 2 of the Registration Statement to indicate whether the Company’s first lien debt investments are fully collateralized by having a value equal to or greater than the principal amount of the related debt investments.

Response:

The Company has revised the disclosure on pages 1 and 79 of the prospectus as requested.

6.               Comment:  Please revised the disclosure on page 1 of the prospectus included in the Registration Statement to clarify that the Company’s first loss position means that the Company will suffer first economic losses if the losses are incurred on loans held by the Saratoga CLO.

Response:

The Company has revised the disclosure on page 1 of the prospectus as requested.

7.               Comment:  We note the disclosure provided in response to Comment 22 in the Initial Response Letter.  Revise the disclosure on page 12 of the Registration Statement to add the disclosure added to page 131 of the prospectus in response to Comment 22 in the Initial Response Letter.

Response:

The Company has revised the disclosure on page 13 of the prospectus as requested.

8.               Comment:  We note the response provided to Comment 28 of the Initial Response Letter.  Please update the response to Comment 28 to include each year included in the Selected Financial Data table.

Response:

As a regulated investment company (“RIC”), the Company must, among other things, distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.  In addition, the Company will be subject to federal excise taxes to the extent it does not distribute during the calendar year at least (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its capital gains in excess of capital losses for the one year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which it paid no federal income tax.  Thus, as disclosed in the prospectus, the Company intends to annually distribute between 90% and 100% of its “investment company taxable income” to its stockholders in connection with its election to be treated as a RIC.

In addition and as disclosed in the prospectus, “because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes.”  In this regard, the tax characteristics of the Company’s distributions for the fiscal years ended February 29, 2012, February 28, 2011, February 28, 2010, February 28, 2009 and February 29, 2008 were entirely composed of ordinary income.  See page F-81 in the prospectus for information related to the fiscal years ended February 29, 2012 and February 28, 2011; page F-20 in the Company’s Annual Report on Form 10-K for the fiscal year ended February 28, 2010 related to the fiscal years ended February 28, 2010 and February 28, 2009; page F-21 of the

Company’s Annual Report on Form 10-K for the year ended February 28, 2009 related to the fiscal year ended February 28, 2009; and page F-16 of the Company’s Annual Report on Form 10-K for the year ended February 29, 2008 related to the fiscal year ended February 29, 2008.  As a result, none of the distributions made by the Company for the fiscal years ended February 29, 2012, February 28, 2011, February 28, 2010,  February 28, 2009 and February 29, 2008 constituted a tax return of capital.

9.               Comment:  We reissue Comment 37 in the Initial Response Letter.

Response:

The Company has revised the disclosure on pages 57 through 59 of the prospectus as requested.  However, please note that the Company does not track the investments held in the Saratoga CLO by geographic location.  As a result, the Company has not added geographic location information for the Saratoga CLO investments.

10.         Comment:  Please provide a plain English definition of “non-accrual status” and highlight the significance of loans being placed on non-accrual status.

Response:

The Company has revised the disclosure on page 57 of the prospectus as requested.

11.         Comment:  We note the disclosure in the Company’s MD&A includes additional information for the most significant realized gains and losses during the fiscal years ended February 29, 2012, February 28, 2011 and February 2010.  Please provide similar disclosure for the period ended November 30, 2012.

Response:

The Company advises the Staff that there were no significant realized gains or losses during the period ended November 30, 2012.

12.         Comment:  Please indicate in each table in the Registration Statement whether the amounts included in such table are “in thousands.”

Response:

The Company has revised the disclosure on pages 65 through 66 of the prospectus as requested.

13.         Comment:  We note the disclosure provided in response to Comment 44 in the Initial Response Letter.  Revise the disclosure on page 143 of the Registration Statement to add the following disclosure regarding the Maryland Control Share Acquisition Act: “and if the SEC does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.”

Response:

The Company has revised the disclosure on page 143 of the prospectus as requested.

14.         Comment:  We note the response provided to Comment 46 of the Initial Response Letter.  Please confirm that the Company has not entered into any agreement with the underwriters for services other than distribution.

Response:

The Company confirms that it has not entered into any agreement with any of the underwriters for services other than in connection with the proposed underwritten offering of the Company’s debt securities.  The Company undertakes to update the disclosure in the Registration Statement to the extent it enters into any such other agreement prior to the date of the prospectus and will file as an exhibit to the Registration Statement any material agreements related thereto.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:                                 Stephani M. Hildebrandt